                                                                 EXHIBIT 99.12


                [R.A. JACKSON APPRAISAL CO., INC. LETTERHEAD]


                                August 29, 1997


Mr. Michael T. Murphy
Marvin F. Poer & Company
2211 York Road, Suite 300
Oak Brook, IL 60521

REF.: Sycamore Creek Apartments
      12131 Sycamore Terrace Drive
      Symmes Township, OH 45249


Dear Mr. Murphy:

Pursuant to your request, we have inspected the above captioned property, analyzed current market conditions for this type of property, and prepared the following appraisal report. The property that is the subject of the appraisal is a 295 unit garden apartment complex containing approximately 266,350 SF of net leasable area. Construction of the improvements was completed around 1979, and the site contains approximately 22 acres.

We have communicated our conclusions to you in a summary type appraisal report which is consistent with your knowledge of the subject and your needs. This style of report communicates only summary discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the Appraisers' opinions of value for the subject. Supporting documentation concerning details of the process have been retained in our files. The depth of discussion contained in this report is specific to your needs and for the intended use stated below. The Appraiser are not responsible for unauthorized use of this report. This letter of transmittal is not to be construed as an appraisal, but is only part of the report that follows.

The purpose of this appraisal will be to estimate the current market value, for the Fee Simple interest, as of January 1, 1996. The function of the report is to be used for an anticipated hearing before the Hamilton County Board of Revision. Considering the property type, primary weight will be given to the value conclusion from the Income Approach. The Sales Comparison and Cost Approaches were also detailed and provide support for the value conclusion from the Income Approach. The scope of the analysis included collection and examination of various market data that was utilized in our conclusions and appropriate approaches of estimating value.

The appraisal and conclusions are based on the attached Certification and Underlying Assumptions and Limiting Conditions contained on the following pages.

Mr. Michael T. Murphy                                           Page 2
REF.: Sycamore Creek Apartments                                  August 29, 1997


By virtue of our inspection, investigation and analysis, it is the opinion of the Appraisers that the market value for the Fee Simple Title of the Sycamore Creek Apartments described herein, as of January 1, 1996, is...

                  NINE MILLION ONE HUNDRED THOUSAND DOLLARS
                                  $9,100,000



                                            Respectfully submitted,


                                            R. A. JACKSON APPRAISAL CO., INC.


/s/ MARTIN E. SCHOLZ                        /s/ RAYMOND A JACKSON
----------------------------------          -----------------------------------
Martin E. Scholz                            Raymond A. Jackson, MAI, CRE
                                            President